SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period ending 23rd April 2008
GlaxoSmithKline plc
(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F☒      Form 40-F☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes☐      No☒

Issued: Wednesday, 23rd April 2008, London, U.K.
Results Announcement for the first quarter 2008
GSK reports Q1 Business Performance* EPS of 25.6p
GlaxoSmithKline plc (GSK) today announces its unaudited results for the first quarter ended 31st March 2008. The full results are presented under ‘Income Statement’ on page 7 and are summarised below.
BUSINESS PERFORMANCE RESULTS*

	Q1 2008		Q1 2007		Growth
	£m		£m		CER%	£%
Turnover	5,686		5,592		(3)	2
Operating profit	2,048		2,166		(9)	(5)
Earnings per share	25.6	p	27.0	p	(9)	(5)
STATUTORY RESULTS*

	Q1 2008		Q1 2007		Growth
	£m		£m		CER%	£%
Turnover	5,686		5,592		(3)	2
Restructuring charges	85		—		—	—
Operating profit	1,963		2,166		(13)	(9)
Earnings per share	24.4	p	27.0	p	(14)	(10)
BUSINESS PERFORMANCE SUMMARY*
•	GSK on track to meet financial guidance for 2008

•	Pharmaceutical turnover down 4% to £4.8 billion, with growth from key products offset by generic competition to products in the USA and declines in Avandia sales

•	Seretide/Advair sales up 10% to £954 million; Vaccine sales up 10% to £436 million

•	Sustained product flow with US regulatory approvals for Rotarix and Treximet, and positive EU opinions for Volibris and Prepandrix

•	GSK has 157 projects in clinical development of which 75% involve new molecules or new vaccines

•	Continued strong performance of Consumer Healthcare with sales up 8% to £893 million

•	Q1 dividend of 13p, up 8%; approximately £1 billion of shares repurchased in the quarter; total cash return of £1.7 billion

•	Sterling EPS benefited by 4 percentage points due to currency movements

*	Business performance, which is a supplemental non-IFRS measure, is the primary performance measure used by management and is presented after excluding restructuring charges relating to the new Operational Excellence programme, which commenced in October 2007, and significant acquisitions. Management believes that exclusion of these items provides a better reflection of the way in which the business is managed and gives a more useful indication of the underlying performance of the Group.

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. All commentaries are presented in terms of CER growth and compare 2008 business performance results with 2007 statutory results, unless otherwise stated. See ‘Accounting Presentation and Policies’ on page 17.

Commenting on GSK’s performance for the quarter, JP Garnier, Chief Executive Officer, said:
“Our performance this quarter was in line with our expectations. We continue to see sustained growth from key areas of our business such as Seretide/Advair, vaccines and consumer. However, sales were impacted by generic competition and declines in Avandia sales.
We are also making good progress in strengthening our product portfolio, with approvals and regulatory progress on 4 key products already this year. These products are at the forefront of a substantive pipeline of projects in clinical development — with 96 NCEs and 24 new vaccines this pipeline is testament to GSK’s innovation and gives the company a very strong foundation for the future.”
PHARMACEUTICAL UPDATE
Total pharmaceutical turnover for the first quarter declined 4% to £4.8 billion, with growth from key products offset by significant generic competition to products in the USA and declines in Avandia sales in all regions. In the United States, turnover was £2,138 million, down 10%, in Europe turnover was £1,526 million, down 1%, and in International markets sales were £1,129 million, up 6%.
Seretide/Advair sales up 10% with strong performance in all regions
Sales of Seretide/Advair, for asthma and COPD, rose 10% to £954 million, with sales in the USA also growing 10% to £499 million. In Europe, sales grew 9% to £351 million and in International sales grew by 16% to £104 million.
GSK continues to see increased use of Seretide/Advair in the treatment of COPD and is in ongoing discussions with the FDA to further expand the indication for use in this patient group. GSK expects a decision from the FDA during the second quarter.
Vaccine sales of £436 million up 10% driven by strong US performance
US vaccine sales grew 34% for the quarter to £109 million, driven by continued strong performances of hepatitis vaccines, up 66% to £53 million, and Infanrix/Pediarix, up 21% to £51 million. In Europe, sales of vaccines were up 5% to £202 million. In International markets sales rose 2% to £125 million, adversely impacted in part by the timing of shipments. GSK expects stronger growth in this region in the rest of this year.
GSK expects to submit a response to the FDA’s Complete Response letter regarding Cervarix in the second quarter and will continue discussions with the agency regarding the application. Cervarix has now been approved in more than 60 countries with discussions regarding reimbursement and tender orders on-going. Sales for Cervarix in the quarter were £12 million.
In April, GSK received FDA approval for Rotarix, a new two-dose vaccine to prevent rotavirus gastroenteritis, with launch expected in the second half of the year. Sales of Rotarix in markets outside of the USA grew 79% to £27 million.
In February, GSK received a positive opinion from the EMEA regarding Prepandrix, its pre-pandemic flu vaccine. Prepandrix will be the first vaccine approved for pre-pandemic use in Europe. In March a supply contract was signed by the Finnish Government for 5.2 million doses of Prepandrix for use in advance of a pandemic flu outbreak. Shipments will commence in the second half of 2008.
New growth drivers
Arixtra, for deep vein thrombosis and pulmonary embolism, delivered strong growth with sales up 70% to £35 million. Sales grew in Europe (up 33% to £14 million) following approval last year for the treatment of specific acute coronary syndromes (ACS). In the USA, GSK is in on-going discussions with the FDA regarding a potential ACS indication.

Avodart, for benign prostatic hyperplasia (enlarged prostate), continued to perform strongly with sales up 30% to £85 million for the quarter. GSK has filed for a co-prescription indication in the USA, Europe and International markets for use of Avodart in combination with the alpha-blocker, tamsulosin. In April, GSK received its first regulatory approval for this indication in Europe under the mutual recognition procedure. GSK expects a response from the FDA in June for this application.
GSK’s co-promotion income for Boniva/Bonviva, the only once-monthly oral medicine for post-menopausal osteoporosis, was up 50% to £49 million.
Sales of GSK’s newly acquired Lovaza, an omega-3-acid product for adult patients with very high levels of triglycerides, contributed £50 million (+72% on a proforma basis).
Tykerb/Tyverb, for breast cancer, achieved sales of £19 million for the quarter. An extensive development programme involving 10 phase III clinical trials is ongoing, including metastatic, first line and adjuvant breast cancer. Last week new data were presented at the European Breast Cancer Conference in Berlin which demonstrated the efficacy of Tykerb in shrinking tumours prior to surgery and reducing the number of chemotherapy-resistant cancer stem cells responsible for tumour regeneration. Enrolment was completed for TEACH in the quarter – a phase III study investigating whether adjuvant treatment with Tykerb will improve survival in early breast cancer by preventing the disease from recurring.
Veramyst/Avamys, for allergic rhinitis, generated sales of £13 million across the USA and Europe for the quarter.
Other key pharmaceutical products
Sales of Avandia products, for the treatment of type 2 diabetes, fell 56% to £191 million. Sales in the USA for the quarter were £99 million, down 66%, with Avandia’s share of total prescriptions in the US oral anti-diabetic market currently stable at around 4%. In Europe sales were £54 million, down 14%, and in International markets £38 million, down 44%.
Sales of Coreg products, for heart disease, fell 77% to £48 million, following the introduction of generic competition to Coreg IR in September 2007. Sales of Coreg CR were £35 million with increasing share gains made in the US hypertension market.
Total sales of HIV products were £358 million, down 5%. Competition to older products, Combivir (-13% to £105 million) and Epivir (-22% to £34 million), was partially offset by strong sales growth of Epzicom/Kivexa (+25% to £99 million).
Sales of Lamictal, for the treatment of epilepsy and bipolar disorder, were £290 million driven by strong performance in the USA with sales up 22% to £240 million.
Sales of Relenza, an antiviral treatment for flu, were £29 million (£92 million in Q1 2007), reflecting the variable timing of tender orders from governments stockpiling against a possible flu pandemic.
Sales of Requip, for Parkinson’s Disease/Restless Legs Syndrome, grew 15% to £94 million for the quarter. Requip XL, a new once-daily formulation for Parkinson’s Disease, has now been launched in 12 European markets. In the USA, GSK expects a response from the FDA on its application for Requip XL during the second quarter of 2008.
Sales of Valtrex, for herpes, rose 9% to £249 million, with US sales up 7% to £173 million, driven by increased use of the product for prevention of herpes transmission. Sales in Europe grew 18% to £37 million and in International sales grew 9% to £39 million.
Product sales affected by generic competition were Wellbutrin (-3% to £126 million), Flixonase/Flonase (-33% to £46 million) and Zofran (-69% to £29 million).

CONSUMER HEALTHCARE UPDATE
     Consumer Healthcare sales grew 8% to £893 million, driven by innovation and geographic expansion
In Europe, sales grew 7% to £413 million with strong performances in Central and Eastern Europe. In International, sales grew 18% to £285 million with strong performances from key markets, Latin America, India and the Middle East.
Sales in North America declined 2% to £195 million due to strong competition to smoking cessation products from prescription medicines and retailers’ own-label nicotine replacement products. Excluding the smoking cessation brands, North American consumer healthcare sales grew 6% to £157 million.
Over-the-counter medicine sales grew 4% to £411 million. Following its successful launch in June 2007, alli contributed sales of £9 million which were impacted by normalisation of inventory levels after a year-end promotion. Demand for alli continues to be strong and, based on retail market data, underlying demand is estimated to have been £35 million during the quarter. Panadol sales grew 19% to £80 million. Sales of Breathe Right, recently acquired from CNS, grew 14% to £17 million. The product will be launched in European, Asian and Latin American markets this year.
Oral healthcare sales were up 8% to £289 million for the quarter. Sales of Sensodyne grew 19% to £86 million, aided by the successful launch of Sensodyne Pronamel. Sales of Aquafresh grew 7% to £83 million, and sales of the denture care brands, Poligrip, Corega and Polident, grew 4% to £60 million.
Nutritional healthcare sales for the quarter increased by 14% to £193 million. Lucozade continued its excellent performance, up 18% to £86 million. Horlicks sales grew 18% to £56 million, whilst sales of Ribena declined 5% to £37 million.
PHARMACEUTICAL PIPELINE UPDATE
In February, the company published an update of its R&D pipeline. GSK currently has 157 projects in clinical development comprising 96 NCEs, 37 PLEs and 24 Vaccines. GSK has 34 key assets currently in phase III development or registration.
First major market approvals and filings
In April, GSK received FDA approval for Treximet, a new acute treatment of migraine. Treximet is the first and only migraine product designed to target multiple mechanisms of migraine by combining a triptan, a class of migraine-specific medicines pioneered by GSK, and an anti-inflammatory pain reliever in a single tablet. Treximet will be launched in the USA in May.
In March, the FDA granted priority review for Promacta, an oral thrombopoeitin receptor agonist, for the short-term treatment of patients with chronic idiopathic thrombocytopenic purpura. The FDA’s decision on Promacta is expected in the second quarter and, if approved, would be the first treatment of its type to be approved for this indication.
In February, the EMEA granted a positive opinion for approval of Volibris (ambrisentan) to treat functional class II and III pulmonary arterial hypertension.
Late-stage pipeline progress
Following analysis of the full data set for darapladib, which includes the dose ranging study presented at the American College of Cardiology in March and the IBIS-2 imaging study, GSK intends to progress darapladib into Phase III development and will shortly start discussions with regulators regarding the structure of the Phase III programme. GSK expects data from IBIS-2 to be presented and published in the second half of the year.
In March, positive phase III data were published demonstrating that Bosatria (mepolizumab) showed disease control with reduced corticosteroid use in treatment of hypereosinophilic syndrome. This is a group of rare disorders leading to significant respiratory, cardiac, skin and gastrointestinal problems and can be life-threatening in some people with advanced disease.

Positive results from the third pivotal phase III study for GSK1838262 (XP13512) were also received in the quarter demonstrating its efficacy as a treatment of moderate-to-severe symptoms of primary restless legs syndrome. GSK expects to file ‘262 with the FDA for approval in the third quarter of 2008.
Acquisitions
On 22nd April GSK announced an agreement to acquire Sirtris Pharmaceuticals, a world leader in ‘sirtuin’ research and development. Sirtuins are a class of enzymes that could be used to develop new medicines to address diseases associated with metabolism and ageing such as diabetes, muscle wasting and neurodegeneration.
Collaborations
On 17th April, GSK announced a worldwide strategic alliance with Regulus Therapeutics to discover, develop and market novel microRNA-targeted therapeutics, a new approach for the treatment of a wide range of diseases, including inflammatory diseases such as rheumatoid arthritis and inflammatory bowel disease.
FINANCIAL REVIEW
Dividend
The Board has declared a first interim dividend of 13 pence per share. This compares with a dividend of 12 pence per share for Q1 2007. The equivalent interim dividend receivable by ADR holders is 51.8570 cents per ADS based on an exchange rate of £1/$1.9945. The ex-dividend date will be 30th April 2008, with a record date of 2nd May 2008 and a payment date of 10th July 2008.
Share buy-back programme
GSK repurchased £986 million of shares in Q1 2008 which have been cancelled. Repurchases of £6 billion are expected in 2008.
Operational Excellence
In October 2007, GSK announced a significant new £1.5 billion Operational Excellence programme to improve the effectiveness and productivity of its operations. This new programme is expected to deliver annual pre-tax savings of £700 million by 2010. GSK expects to realise the majority of annual savings within the first two years of the programme, with approximately £350 million expected in 2008 and £550 million in 2009.
One-off charges of £87 million before tax relating to the new Operational Excellence programme were recorded in Q1 2008.
Operating profit and earnings per share
Business performance operating profit of £2,048 million decreased by 9% in CER terms compared with Q1 2007. This was more than the fall in turnover of 3%, reflecting higher R&D costs and lower other operating income, partly offset by lower SG&A expenditure. Costs of sales increased to 22.8% of turnover (Q1 2007: 22.1%) reflecting the impact of generic competition to higher margin products and lower Avandia sales, partly offset by improvements in manufacturing efficiencies.
In the quarter, gains from asset disposals and legal settlements were £54 million (Q1 2007: £102 million), costs for legal matters were £39 million (Q1 2007: £26 million), fair value movements on financial instruments resulted in income of £66 million (Q1 2007: £33 million) and charges related to previous restructuring programmes were £6 million (Q1 2007: £9 million). The business performance operating profit impact of these items was a £75 million credit in Q1 2008 (Q1 2007: £100 million credit).
GSK’s share of the results of associates was a £1 million loss (Q1 2007: £15 million profit) as a result of the recognition of a legal provision made by Quest Diagnostics Inc.

Business performance profit after taxation decreased by 13% in CER terms, more than the decline in operating profit, reflecting higher net interest costs (primarily driven by increased borrowing to fund the share repurchase programme) and a higher tax rate. Business performance EPS of 25.6 pence decreased 9% in CER terms (5% in sterling terms) compared with Q1 2007.
Statutory operating profit for the quarter, including restructuring costs of £85 million for the new Operational Excellence programme and significant acquisitions, was £1,963 million and statutory EPS was 24.4 pence.
Currencies
The Q1 2008 results are based on average exchange rates, principally £1/$1.99, £1/Euro 1.32 and £1/Yen 210. The period-end exchange rates were £1/$1.99, £1/Euro 1.26 and £1/Yen 198. If exchange rates were to hold at the average Q1 2008 levels for the rest of the year, the positive currency impact on business performance EPS growth for the full-year would be around 4 to 5 percentage points.
2008 earnings guidance
GSK continues to expect a mid-single digit percentage decline in business performance EPS, at constant exchange rates.
GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	UK Media	Philip Thomson	(020) 8047 5502
		Alice Hunt	(020) 8047 5502
		Gwenan White	(020) 8047 5502

	US Media	Nancy Pekarek	(215) 751 7709
		Mary Anne Rhyne	(919) 483 2839

	European Analyst / Investor	David Mawdsley	(020) 8047 5564
		Sally Ferguson	(020) 8047 5543
		Gary Davies	(020) 8047 5503

	US Analyst / Investor	Frank Murdolo	(215) 751 7002
		Tom Curry	(215) 751 5419
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies with the exception of Levitra, a trademark of Bayer, Bonviva/Boniva, a trademark of Roche, and Vesicare, a trademark of Astellas Pharmaceuticals in many countries and of Yamanouchi Pharmaceuticals in certain countries, all of which are used under licence by the Group.
Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the ‘Business Review’ in the company’s Annual Report 2007.

INCOME STATEMENT
Three months ended 31st March 2008

	Business
	performance			Restructuring	Statutory
	Q1 2008		Growth	Q1 2008	Q1 2008		Q1 2007
	£m		CER%	£m	£m		£m
Turnover:
Pharmaceuticals	4,793		(4)		4,793		4,806
Consumer Healthcare	893		8		893		786

TURNOVER	5,686		(3)		5,686		5,592

Cost of sales	(1,299)		1	(60)	(1,359)		(1,234)

Gross profit	4,387		(4)	(60)	4,327		4,358

Selling, general and administration	(1,720)		(2)	(25)	(1,745)		(1,673)
Research and development	(780)		5		(780)		(726)
Other operating income	161				161		207

Operating profit:
Pharmaceuticals	1,889		(10)	(84)	1,805		2,028
Consumer Healthcare	159		4	(1)	158		138

OPERATING PROFIT	2,048		(9)	(85)	1,963		2,166

Finance income	82				82		58
Finance expense	(168)			(2)	(170)		(96)
Share of after tax (losses)/profits of associates and joint ventures	(1)				(1)		15

PROFIT BEFORE TAXATION	1,961		(13)	(87)	1,874		2,143

Taxation	(563)		(12)	21	(542)		(610)
Tax rate %	28.7%				28.9%		28.5%

PROFIT AFTER TAXATION FOR THE PERIOD	1,398		(13)	(66)	1,332		1,533

Profit attributable to minority interests	25			—	25		19
Profit attributable to shareholders	1,373			(66)	1,307		1,514

	1,398			(66)	1,332		1,533

EARNINGS PER SHARE	25.6	p	(9)		24.4	p	27.0	p

Diluted earnings per share	25.5	p			24.2	p	26.7	p

PHARMACEUTICAL TURNOVER
Three months ended 31st March 2008

	Total		USA		Europe		International
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
RESPIRATORY	1,355	6	616	8	495	4	244	5
Seretide/Advair	954	10	499	10	351	9	104	16
Flixotide/Flovent	162	(1)	75	7	45	(7)	42	(7)
Serevent	67	(5)	17	(11)	37	6	13	(21)
Flixonase/Flonase	46	(33)	4	(84)	14	—	28	—
Veramyst	13	—	12	—	1	—	—	—

CENTRAL NERVOUS SYSTEM	829	3	594	7	131	(7)	104	(8)
Seroxat/Paxil	121	(15)	31	(16)	29	(21)	61	(11)
Paxil IR	88	(13)	2	—	29	(21)	57	(12)
Paxil CR	33	(20)	29	(22)	—	—	4	—
Wellbutrin	126	(3)	121	(4)	3	>100	2	(33)
Wellbutrin IR, SR	13	(43)	11	(45)	1	—	1	(50)
Wellbutrin XL	113	6	110	4	2	—	1	—
Imigran/Imitrex	165	(1)	134	—	23	(5)	8	(11)
Lamictal	290	16	240	22	34	(11)	16	—
Requip	94	15	60	9	29	24	5	67

ANTI-VIRALS	739	(8)	347	(9)	213	(15)	179	6
HIV	358	(5)	152	(6)	159	(6)	47	2
Combivir	105	(13)	45	(8)	43	(20)	17	(6)
Trizivir	54	(16)	27	(16)	24	(19)	3	—
Epivir	34	(22)	11	(21)	15	(22)	8	(22)
Ziagen	25	(8)	10	(9)	9	(11)	6	—
Agenerase, Lexiva	35	(3)	18	(10)	15	8	2	—
Epzicom/Kivexa	99	25	40	17	48	33	11	29

Herpes	274	6	174	7	45	11	55	2
Valtrex	249	9	173	7	37	18	39	9
Zovirax	25	(15)	1	(50)	8	(13)	16	(13)

Zeffix	46	8	3	—	7	—	36	10
Relenza	29	(71)	8	(82)	—	—	21	19

VACCINES	436	10	109	34	202	5	125	2
Hepatitis	139	16	53	66	57	(5)	29	—
Influenza	5	—	—	—	4	—	1	—
Infanrix/Pediarix	153	6	51	21	82	(1)	20	—
Boostrix	13	(8)	5	(29)	5	—	3	50
Rotarix	27	79	—	—	9	100	18	70
Cervarix	12	—	—	—	10	—	2	—

CARDIOVASCULAR AND UROGENITAL	398	(12)	232	(22)	119	6	47	19
Coreg	48	(77)	48	(78)	—	—	—	(50)
Coreg CR	35	>100	35	>100	—	—	—	—
Coreg IR	13	(94)	13	(94)	—	—	—	—
Levitra	14	—	13	—	1	—	—	—
Avodart	85	30	49	22	28	39	8	75
Arixtra	35	70	19	73	14	33	2	—
Fraxiparine	51	(4)	—	—	44	(7)	7	20
Vesicare	14	36	14	36	—	—	—	—
Lovaza	50	—	50	—	—	—	—	—

ANTI-BACTERIALS	365	(2)	45	(13)	181	(7)	139	10
Augmentin	156	(1)	17	(29)	82	—	57	10
Altabax	2	—	2	—	—	—	—	—

METABOLIC	274	(45)	133	(57)	74	(6)	67	(30)
Avandia products	191	(56)	99	(66)	54	(14)	38	(44)
Avandia	122	(62)	71	(69)	22	(35)	29	(48)
Avandamet	62	(29)	24	(49)	31	8	7	(30)
Avandaryl	7	(63)	4	(73)	1	—	2	—
Bonviva/Boniva	49	50	33	48	15	44	1	—

ONCOLOGY AND EMESIS	113	(27)	58	(41)	38	6	17	—
Zofran	29	(69)	3	(95)	16	(30)	10	(9)
Hycamtin	30	(3)	17	(5)	11	11	2	(50)
Tykerb	19	>100	10	>100	7	>100	2	—

OTHER	284	13	4	(91)	73	20	207	32

	4,793	(4)	2,138	(10)	1,526	(1)	1,129	6

Pharmaceutical turnover includes co-promotion income.

CONSUMER HEALTHCARE TURNOVER
Three months ended 31st March 2008

	Q1 2008	Growth
	£m	CER%
Over-the-counter medicines	411	4
Analgesics	116	13
Dermatological	46	8
Gastrointestinal	68	—
Respiratory tract	71	18
Smoking control	58	(27)
Natural wellness support	32	—
Weight management	9	—

Oral care	289	8
Nutritional healthcare	193	14

Total	893	8

FINANCIAL REVIEW — INCOME STATEMENT
Operating profit — business performance

	Q1 2008		Q1 2007		Growth
		% of		% of
	£m	turnover	£m	turnover	CER%	£%
Turnover	5,686	100.0	5,592	100.0	(3)	2

Cost of sales	(1,299)	(22.8)	(1,234)	(22.1)	1	5
Selling, general and administration	(1,720)	(30.3)	(1,673)	(29.9)	(2)	3
Research and development	(780)	(13.7)	(726)	(13.0)	5	7
Other operating income	161	2.8	207	3.7

Operating profit	2,048	36.0	2,166	38.7	(9)	(5)

Business performance operating margin decreased 2.7 percentage points, as sterling operating profit decreased 5% while sterling turnover increased 2%.
Cost of sales as a percentage of turnover increased by 0.7 percentage points. At constant exchange rates, cost of sales as a percentage of turnover increased by 0.8 percentage points, reflecting the impact of generic competition to higher margin products and lower Avandia sales, partially offset by improvements in manufacturing efficiencies.
SG&A costs as a percentage of turnover increased 0.4 percentage points compared with Q1 2007. Pharmaceuticals SG&A fell by 4% and Consumer Healthcare SG&A grew by 9% as a result of higher advertising and promotion expenses. The combined 2% reduction in SG&A costs was less than the 3% fall in turnover.
R&D expenditure increased 0.7 percentage points, and included significant increased investment in vaccines R&D. Pharmaceuticals R&D expenditure in the quarter represented 15.8% (Q1 2007: 14.6%) of pharmaceutical turnover.
Other operating income includes royalty income, equity investment disposals and impairments, product disposals and fair value adjustments to financial instruments. Other operating income was £161 million in Q1 2008 (Q1 2007: £207 million). This reduction in other operating income added some 2 percentage points to the EPS decline in the quarter. Other operating income in Q1 2008 included higher royalty and asset disposal income and favourable fair value movements on financial instruments compared with Q1 2007, partly offset by some write-downs of equity investments. Other operating income in Q1 2007 also included the Roche litigation settlement relating to carvedilol.

Operating profit — statutory results
Statutory operating profit for Q1 2008 was £1,963 million, down 13% CER and 9% in sterling terms compared with Q1 2007. This included £85 million of restructuring charges; £60 million was charged to cost of sales and £25 million to SG&A. There were no such charges in Q1 2007.
Taxation
The charge for taxation on business performance profit, amounting to £563 million, represents an effective tax rate of 28.7%. The charge for taxation on statutory profit was £542 million.
Transfer pricing and other issues are as previously described in the ‘Taxation’ note to the Financial Statements included in the Annual Report 2007. The Group has open issues with the revenue authorities in the UK, USA, Canada and Japan. There have been no further developments on these issues since the publication of the Annual Report 2007.
GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing and other issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.
Weighted average number of shares

	Q1 2008	Q1 2007	2007
	millions	millions	millions
Weighted average number of shares — basic	5,355	5,599	5,524
Dilutive effect of share options and share awards	39	63	43

Weighted average number of shares — diluted	5,394	5,662	5,567

The number of shares in issue, excluding those held by the ESOP Trusts and those held as Treasury shares at 31st March 2008, was 5,289 million (31st March 2007: 5,580 million).
Dividends

	Paid/	Pence per
	payable	share	£m
2008
First interim	10th July 2008	13	688

2007
First interim	12th July 2007	12	670
Second interim	11th October 2007	12	667
Third interim	10th January 2008	13	708
Fourth interim	10th April 2008	16	860

		53	2,905

The liability for an interim dividend is only recognised when it is paid, which is usually after the accounting period to which it relates. The fourth interim dividend for 2007 and first interim dividend for 2008 have not been recognised in these results.

STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Q1 2008	Q1 2007
	£m	£m
Exchange movements on overseas net assets	160	17
Tax on exchange movements	(6)	—
Fair value movements on available-for-sale investments	(87)	(19)
Deferred tax on fair value movements on available-for-sale investments	15	(4)
Exchange movements on goodwill in reserves	(31)	(1)
Actuarial gains on defined benefit plans	219	330
Deferred tax on actuarial movements in defined benefit plans	(54)	(94)
Fair value movements on cash flow hedges	—	(3)
Deferred tax on fair value movements on cash flow hedges	—	1

Net gains recognised directly in equity	216	227

Profit for the period	1,332	1,533

Total recognised income and expense for the period	1,548	1,760

Total recognised income and expense for the period attributable to:
Shareholders	1,527	1,739
Minority interests	21	21

	1,548	1,760

BALANCE SHEET

	31st March	31st March	31st December
	2008	2007	2007
	£m	£m	£m
ASSETS
Non-current assets
Property, plant and equipment	8,026	7,051	7,821
Goodwill	1,372	946	1,370
Other intangible assets	4,492	3,702	4,456
Investments in associates and joint ventures	328	305	329
Other investments	424	581	517
Deferred tax assets	2,262	2,199	2,196
Derivative financial instruments	113	119	1
Other non-current assets	806	616	687

Total non-current assets	17,823	15,519	17,377

Current assets
Inventories	3,314	2,554	3,062
Current tax recoverable	45	90	58
Trade and other receivables	5,316	5,124	5,495
Derivative financial instruments	483	92	475
Liquid investments	1,225	1,009	1,153
Cash and cash equivalents	2,147	1,981	3,379
Assets held for sale	3	7	4

Total current assets	12,533	10,857	13,626

TOTAL ASSETS	30,356	26,376	31,003

LIABILITIES
Current liabilities
Short-term borrowings	(1,799)	(1,205)	(3,504)
Trade and other payables	(5,329)	(4,534)	(4,861)
Derivative financial instruments	(244)	(49)	(262)
Current tax payable	(1,056)	(914)	(826)
Short-term provisions	(851)	(740)	(892)

Total current liabilities	(9,279)	(7,442)	(10,345)

Non-current liabilities
Long-term borrowings	(8,114)	(4,786)	(7,067)
Deferred tax liabilities	(989)	(739)	(887)
Pensions and other post-employment benefits	(1,326)	(2,033)	(1,383)
Other provisions	(1,084)	(817)	(1,035)
Derivative financial instruments	—	(37)	(8)
Other non-current liabilities	(354)	(360)	(368)

Total non-current liabilities	(11,867)	(8,772)	(10,748)

TOTAL LIABILITIES	(21,146)	(16,214)	(21,093)

NET ASSETS	9,210	10,162	9,910

EQUITY
Share capital	1,476	1,503	1,503
Share premium account	1,295	1,067	1,266
Retained earnings	5,717	7,202	6,475
Other reserves	428	163	359

Shareholders’ equity	8,916	9,935	9,603

Minority interests	294	227	307

TOTAL EQUITY	9,210	10,162	9,910

RECONCILIATION OF MOVEMENTS IN EQUITY

	Q1 2008	Q1 2007	2007
	£m	£m	£m
Total equity at beginning of period	9,910	9,648	9,648
Total recognised income and expense for the period	1,548	1,760	6,134
Dividends to shareholders	(708)	(671)	(2,793)
Shares issued	30	214	417
Shares purchased and held as Treasury shares	—	(828)	(3,537)
Shares purchased for cancellation	(1,591)	—	(213)
Consideration received for shares transferred by ESOP Trusts	6	41	116
Shares acquired by ESOP Trusts	(1)	—	(26)
Share-based incentive plans	52	54	237
Tax on share-based incentive plans	(2)	—	4
Distributions to minority shareholders	(34)	(56)	(77)

Total equity at end of period	9,210	10,162	9,910

FINANCIAL REVIEW – BALANCE SHEET
Net assets
The book value of net assets decreased by £700 million from £9,910 million at 31st December 2007 to £9,210 million at 31st March 2008. This reflects an increase in net debt arising from the funding of the share buy-back programme and dividend payments, partly offset by the elimination of the pension deficit. The elimination of the pension deficit arose from an increase in the rate used to discount UK pension liabilities from 5.75% to 6.75%, partially offset by a reduction in asset values and by changes in the estimated long-term UK inflation rate. At 31st March 2008, the net surplus on the Group’s pension plans was £13 million.
The carrying value of investments in associates and joint ventures at 31st March 2008 was £328 million, with a market value of £864 million.
Equity
At 31st March 2008, total equity had decreased from £9,910 million at 31st December 2007 to £9,210 million. The decrease arose principally from further purchases of shares for cancellation and dividend payments, partially offset by retained earnings and actuarial gains on defined benefit pension and post-employment plans in the period.
At 31st March 2008, the ESOP Trusts held 131.4 million GSK shares against the future exercise of share options and share awards. The carrying value of £1,507 million has been deducted from other reserves. The market value of these shares was £1,401 million.
During the period, GSK purchased £986 million of shares for cancellation and in addition an accrual of £605 million was provided to reflect the maximum potential commitment under an irrevocable purchase agreement to acquire shares for cancellation during the period from 1st April to 23rd April 2008. At 31st March 2008, the company held 484.2 million Treasury shares at a cost of £6,418 million, which has been deducted from retained earnings.

CASH FLOW STATEMENT
Three months ended 31st March 2008

	Q1 2008	Q1 2007	2007
	£m	£m	£m
Profit after tax	1,332	1,533	5,310
Tax on profits	542	610	2,142
Share of after tax losses/(profits) of associates and joint ventures	1	(15)	(50)
Net finance expense	88	38	191
Depreciation and other non-cash items	310	274	1,333
Decrease/(increase) in working capital	39	(31)	(538)
Decrease in other net liabilities	(204)	(603)	(308)

Cash generated from operations	2,108	1,806	8,080

Taxation paid	(307)	(256)	(1,919)

Net cash inflow from operating activities	1,801	1,550	6,161

Cash flow from investing activities
Purchase of property, plant and equipment	(254)	(312)	(1,516)
Proceeds from sale of property, plant and equipment	2	19	35
Purchase of intangible assets	(61)	(396)	(627)
Proceeds from sale of intangible assets	—	—	9
Purchase of equity investments	(12)	(141)	(186)
Proceeds from sale of equity investments	2	14	45
Purchase of businesses, net of cash acquired	—	(233)	(1,027)
Investment in associates and joint ventures	(2)	—	(1)
Interest received	87	59	247
Dividends from associates and joint ventures	2	4	12

Net cash outflow from investing activities	(236)	(986)	(3,009)

Cash flow from financing activities
(Increase)/decrease in liquid investments	(14)	34	(39)
Proceeds from own shares for employee share options	6	41	116
Shares acquired by ESOP Trusts	(1)	—	(26)
Issue of share capital	30	214	417
Purchase of own shares for cancellation	(986)	—	(213)
Purchase of Treasury shares	—	(575)	(3,538)
Increase in long-term loans	693	—	3,483
Repayment of long-term loans	—	—	(207)
Net (repayment of)/increase in short-term loans	(1,811)	440	1,632
Net repayment of obligations under finance leases	(12)	(9)	(39)
Interest paid	(42)	(24)	(378)
Dividends paid to shareholders	(708)	(671)	(2,793)
Dividends paid to minority interests	(34)	(56)	(77)
Other financing cash flows	54	(38)	(79)

Net cash outflow from financing activities	(2,825)	(644)	(1,741)

(Decrease)/increase in cash and bank overdrafts in the period	(1,260)	(80)	1,411

Exchange adjustments	(5)	7	48
Cash and bank overdrafts at beginning of period	3,221	1,762	1,762

Cash and bank overdrafts at end of period	1,956	1,689	3,221

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	2,147	1,981	3,379
Overdrafts	(191)	(292)	(158)

	1,956	1,689	3,221

RECONCILIATION OF CASH FLOW TO MOVEMENTS IN NET DEBT

	Q1 2008	Q1 2007	2007
	£m	£m	£m
Net debt at beginning of the period	(6,039)	(2,450)	(2,450)

(Decrease)/increase in cash and bank overdrafts	(1,260)	(80)	1,411
Cash outflow/(inflow) from liquid investments	14	(34)	39
Net increase in long-term loans	(693)	—	(3,276)
Net repayment of/(increase in) short-term loans	1,811	(440)	(1,632)
Net repayment of obligations under finance leases	12	9	39
Exchange adjustments	(340)	9	(88)

Other non-cash movements	(46)	(15)	(82)

Increase in net debt	(502)	(551)	(3,589)

Net debt at end of the period	(6,541)	(3,001)	(6,039)

FINANCIAL REVIEW — CASH FLOW
Cash generated from operations was £2,108 million in Q1 2008. This represents an increase of £302 million compared with Q1 2007. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on property, plant and equipment and dividend payments to shareholders, together amounting to £1,269 million. Receipts of £36 million arose from the exercise of share options: £6 million from shares held by the ESOP Trusts and £30 million from the issue of new shares. In addition, £986 million was spent in the period on purchasing the company’s shares for cancellation. The decreased cash position at 31st March 2008 also reflects the net repayment of £1.8 billion of short-term loans in Q1 2008, partially offset by a further issuance of £0.7 billion under the EMTN programme.
EXCHANGE RATES
The results and net assets of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiaries, associates and joint ventures into Sterling and period-end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	Q1 2008	Q1 2007	2007
Average rates:
£/US$	1.99	1.96	2.00
£/Euro	1.32	1.49	1.46
£/Yen	210	234	235
Period-end rates:
£/US$	1.99	1.96	1.99
£/Euro	1.26	1.47	1.36
£/Yen	198	232	222
During Q1 2008, average sterling exchange rates were stronger against the US Dollar but weaker against the Euro and the Yen compared with Q1 2007. Comparing Q1 2008 period-end rates with Q1 2007 period-end rates, Sterling was also stronger against the US Dollar but weaker against the Euro and the Yen.

LEGAL MATTERS
The Group is involved in various legal and administrative proceedings; principally product liability, intellectual property, tax, anti-trust and governmental investigations and related private litigation concerning sales, marketing and pricing which are more fully described in the Legal proceedings note in the Annual Report.
At 31st March 2008, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 10 was £1.2 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.
Significant developments since the date of the 2007 Annual Report are as follows:
With respect to Paxil CR, under the terms of the Group’s settlement agreement with Mylan, Mylan may be permitted to enter the market for all strengths of Paxil CR sometime during the second or third quarter of 2008. Other terms of the settlement remain confidential.
In April 2008, an action was filed against Biovail and GSK by a purported class of direct purchasers in the US District Court for the District of Massachusetts alleging anti-trust violations related to the enforcement of Biovail’s Wellbutrin XL patents. The action is in its early stages.
Developments with respect to tax matters are described in ‘Taxation’ on page 10.

ACCOUNTING PRESENTATION AND POLICIES
This unaudited Results Announcement containing condensed financial information for the three months ended 31st March 2008 is prepared in accordance with the Listing Rules of the UK Listing Authority, IAS 34 ‘Interim Financial Reporting’ and the accounting policies set out in the Annual Report 2007.
GSK utilises a 3-column approach to the income statement. ‘Business Performance’ shows GSK’s underlying results excluding restructuring charges related to the new Operational Excellence programme announced in October 2007 and significant acquisitions. The middle column shows restructuring costs and the ‘Statutory’ column shows the full IFRS statutory results.
Business performance, which is a supplemental non-IFRS measure, is the primary performance measure used by management, and is presented after excluding restructuring charges relating to the new Operational Excellence programme, which commenced in October 2007, and significant acquisitions. Management believes that exclusion of these items provides a better reflection of the way in which the business is managed and gives a more useful indication of the underlying performance of the Group for the periods presented. Statutory results include these items. The Group reported only statutory results for Q1 2007.
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER growth and compare 2008 business performance results with 2007 statutory results, unless otherwise stated.
This Results Announcement does not constitute statutory accounts of the Group within the meaning of section 240 of the Companies Act 1985.
The cash flow statement for the year ended, and the balance sheet at, 31st December 2007 have been derived from the full Group accounts published in the Annual Report 2007, which have been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.
Data for market share and market growth rates are GSK estimates based on the most recent data from independent external sources and, where appropriate, are valued in Sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.
INVESTOR INFORMATION
Announcement of Q1 2008 results
This Announcement was approved by the Board of Directors on Wednesday 23rd April 2008.
Financial calendar
The company will announce second quarter 2008 results on 23rd July 2008. The second interim dividend for 2008 will have an ex-dividend date of 30th July 2008 and a record date of 1st August 2008. It will be paid on 9th October 2008.
Internet
This Announcement and other information about GSK are available on the company’s website at: http://www.gsk.com.

INDEPENDENT REVIEW REPORT TO GLAXOSMITHKLINE PLC
Introduction
We have been engaged by the company to review the condensed set of financial statements in the interim financial report for the three months ended 31st March 2008, which comprise the consolidated Income Statement, the consolidated Balance Sheet, the consolidated Cash Flow Statement, the consolidated Statement of Recognised Income and Expense and the related notes. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
Directors’ responsibilities
The interim financial report is the responsibility of, and has been approved by, the directors.
The annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this financial report has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.
Our responsibility
Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the interim financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of this Results Announcement and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three months ended 31st March 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union.
PricewaterhouseCoopers LLP
Chartered Accountants
London
23rd April 2008

Notes:

(a)	The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: April 23rd 2008	GlaxoSmithKline plc (Registrant)

	By:	/s/ Victoria Whyte VICTORIA WHYTE Authorised Signatory for and on behalf of GlaxoSmithKline plc